As filed with the Securities and Exchange Commission on March 20, 1997.

                              1933 Act Registration No. 33 -

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               SECURITIES AND EXCHANGE COMMISSION
                     Washington D. C. 20549

                            FORM N-14

     REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

               { } Pre-Effective Amendment No. ___
               { } Post-Effective Amendment No. ___

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                         THE ROYCE FUND

                Telephone Number:  (212) 355-7311

       1414 Avenue of the Americas, New York, N. Y. 10019

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                   Charles M. Royce, President
                         The Royce Fund
                   1414 Avenue of the Americas
                      New York, N. Y. 10019

                       (Agent for Service)

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The  Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which
specifically  states  that  this  Registration  Statement   shall
thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Registrant has elected to register pursuant to Rule 24f-2 an indefinite number of shares of beneficial interest. Accordingly, no fee is payable herewith because of reliance upon Rule 24f-2. The Rule 24f-2 Notice for the fiscal year ended December 31, 1996 was filed on February 27. 1997.

                       Page 1 of __ pages
            The Exhibit Index is located on page __


Cross-Reference Sheet

Form N-14 Item                           Caption in Prospectus/Proxy Statement

       1
Beginning of Registration Statement      Cross-Reference Sheet;
and Outside Front Cover Page             Front Cover
of Prospectus

       2
Outside Back Cover Page of Prospectus    Back Cover

       3
Fee  Table,  Synopsis  Information,      Summary of Proposed Transaction; Fee
Risk Factors                             Table; Comparison of Royce Total
                                         Return Fund and Royce Equity Income
                                         Fund; Reasons for the Proposed
                                         combination; and Determination by the
                                         Trustee Regarding the Combination
      4

Information about the Transaction         Information about the Combination;
                                          Comparison  of  Royce Total Return
                                          Fund and Royce Equity Income Fund;
                                          Reasons for the Proposed Combination;
                                          and Tax Consequences of the
                                          Combination. See also Prospectus for
                                          Royce Total Return Fund dated
                                          _______________, 1997
     5, 6
Information about Registrant,             Comparison of Royce Total Return Fund
Information about Acquired Series         and Royce Equity Income Fund; Reasons
                                          for the Proposed Combination; and
                                          Capitalization
     7
Voting   Information                      Statement Concerning the Special
                                          Meeting; and Required Vote

     8
Interests of Certain Persons              Not applicable


Form  N-14 Item                 Caption in Statement of Additional Information

     9                          Not applicable
Additional Information
For Reoffering by Persons
Deemed to be Underwriters

     10, 11
Cover Page; Table of Contents   Cover Page; Back Cover

     12, 13
Additional Information about    Statement of  Additional Information
Registrant and about Series     of  The Royce Fund dated ________, 1997;
being Acquired                  Prospectus of Royce Total Return Fund
                                dated __________, 1997

     14
Financial Statements           1996  Annual Report to  Shareholders and
                               Schedules of Investments of Royce Total
                               Return Fund, which includes audited
                               financial statements as of and  for
                               the  year ended December 31,  1996;
                               1996  Annual Report to Shareholders
                               and  Schedules  of  Investments  of
                               Royce Equity Income Fund, which includes audited financial statements as of and for the year ended December 31, 1996; and Pro-
                               Forma Combining Financial Statements of Royce
                               Total Return Fund as of and for the year ended
                               December 31, 1996 (unaudited)




                         THE ROYCE FUND
                  1414 AVENUE OF THE AMERICAS
                   NEW YORK, NEW YORK  10019
                                            _______________, 1997

Dear Shareholder:

      The Board of Trustees of The Royce Fund recently approved and unanimously endorsed a proposal for Royce Equity Income Fund ("Equity Income") to be acquired by Royce Total Return Fund ("Total Return"), each a series of The Royce Fund, in exchange for shares of Total Return.

      As a result of this transaction, Equity Income would be combined with Total Return and you would become a shareholder of Total Return. The aggregate net asset value of your shares of Equity Income will be equal to the aggregate net asset value of the Total Return shares that you will receive as a result of the Combination. The Combination is anticipated to be tax-free for Federal income tax purposes.

      The investment objectives of the two funds are different from one another. Total Return seeks both long-term growth of capital and current income, while Equity Income seeks reasonable income and considers the capital appreciation potential of its portfolio securities. THE COMBINATION IS BEING PROPOSED BECAUSE WE BELIEVE THAT THE TOTAL RETURN APPROACH SHOULD BE A MORE ATTRACTIVE INVESTMENT STRAGEGY FOR A LONG-TERM INVESTOR THAN THE EQUITY INCOME ONE, WHICH HAS A PRIMARY FOCUS ON YIELD. In addition, a combined Total Return should have a lower operating expense ratio before fee waivers than either Equity Income or Total Return would have as a separate series.

     The Board has called a Special Meeting of Shareholders to be held on ____________________, 1997, to consider this transaction. YOUR VOTE IS VERY IMPORTANT! If the Fund does not receive a sufficient number of votes prior to the meeting date, it will have additional expenses for proxy solicitation, and the meeting may have to be postponed.

      PLEASE COMPLETE, SIGN AND MAIL YOUR PROXY CARD AS SOON AS
POSSIBLE.   IF YOU HAVE ANY QUESTIONS  REGARDING THE PROXY
MATERIAL, PLEASE CALL INVESTOR INFORMATION AT 1-800-221-4268.

      An outside firm that specializes in proxy solicitation has been retained to assist the Fund with any necessary follow-up. If the Fund has not received your vote as the meeting date approaches, you may receive a telephone call from Shareholder Communications Corporation to ask for your vote. We hope that their call does not inconvenience you.

                         Sincerely,


                         CHARLES M. ROYCE
                         President

                         THE ROYCE FUND
                           PROSPECTUS

      This Prospectus/Proxy Statement is being furnished in connection with a Special Meeting of Shareholders of Royce Equity Income Fund ("Equity Income"), a series of The Royce Fund (the "Trust"), to be held on _____, 1997, at which Equity Income shareholders will be asked to vote on the proposed combination of such series with and into Royce Total Return Fund ("Total
Return"), a separate series of the Trust. Under the proposed combination (the "Combination"), Equity Income will transfer all of its assets to Total Return in exchange for shares of Total Return and the assumption by Total Return of all of its liabilities, which shares will stand to the credit of the persons who are shareholders of Equity Income immediately prior to the time of the Combination. At the time the Combination is effected, each person who, immediately prior to such time, is a shareholder of Equity Income, (a) will become a shareholder of Total Return and (b) will cease to be a shareholder of Equity Income. If approved by the shareholders of Equity Income, the Combination is expected to be effected on or about ____, 1997.

      This Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about Total Return that a prospective investor should know before investing and is accompanied by a copy of Total Return's Prospectus dated ____, 1997, which is incorporated herein by reference. Additional information about the Trust is contained in the Statement of Additional Information of the Trust dated _____, 1997. Additional information relating to the transaction described in this Prospectus/Proxy Statement is contained in a Statement of Additional Information also dated _____, 1997. Each such Statement of Additional Information has been filed with the Securities and Exchange Commission, is incorporated herein by reference, is available without charge and may be obtained by writing to the Trust at 1414 Avenue of the Americas, New York, New York 10019 or calling toll-free at 1-800-221-4268.

      The Trust is an open-end diversified management investment company whose shares are currently offered in eleven series ("Series"). Each Series generally operates as a separate fund, with its own investment objectives and policies designed to meet its specific investment goals. Total Return's investment objective is long-term growth of capital and current income. It seeks to achieve this objective primarily by investing its assets in a broadly diversified portfolio of dividend-paying common stocks of small companies selected on a value basis.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES
   COMMISSION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES
     COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                            OFFENSE.


        -------------------------------------------------


                  Prospectus dated _____, 1997

              SUMMARY OF THE PROPOSED TRANSACTION

      This summary is qualified by reference to the more complete information contained elsewhere in this Prospectus/Proxy Statement, in the Prospectuses of Equity Income and Total Return and in the Plan of Reorganization attached to this Prospectus/Proxy Statement as Exhibit A.

PROPOSED TRANSACTION

      The Board of Trustees of The Royce Fund, including the Trustees who are not "interested persons" (the "Independent Trustees"), as defined in the Investment Company Act of 1940, as amended (the "1940 Act"), has unanimously approved the Plan providing for the acquisition of all of the assets of Equity Income, a separate series of The Royce Fund, by Total Return, and the assumption by Total Return of all of the liabilities of
Equity Income. The aggregate net asset value of the shares of Total Return issued in the exchange will equal the aggregate net asset value of Equity Income shares then outstanding. In connection with the Combination, shares of Total Return will be distributed to shareholders of Equity Income, and Equity Income will be terminated. As a result of the Combination, each shareholder of Equity Income will cease to be a shareholder of Equity Income and will receive that number of full and fractional shares of Total Return having an aggregate net asset value equal to the aggregate net asset value of such shareholder's shares of Equity Income. No sales charge will be imposed on the transaction, and, following the Combination, shareholders will own shares of Total Return. As a condition to closing, Equity Income and Total Return will obtain an opinion of Rosenman & Colin LLP, counsel to the Trust, to the effect that the Combination will qualify as a tax-free reorganization for Federal income tax purposes. See "Information about the Combination."

INVESTMENT OBJECTIVES AND POLICIES

      Total Return and Equity Income have different investment objectives and policies. The objective of Total Return is long-term growth of capital and current income, while the objective of Equity Income is reasonable income. See "Comparison of the Series" below.

REASONS FOR THE TRANSACTION

      For the reasons set forth below, the Board of Trustees of The Royce Fund, including all of the Independent Trustees, has unanimously concluded that the Combination will be in the best interests of the shareholders of Equity Income, and that the interests of existing shareholders of Equity Income will not be diluted as a result of the Combination. The Board of Trustees therefore has submitted the Combination for approval by the shareholders of Equity Income at a Special Meeting of Shareholders to be held on _____________, 1997. Approval of the Combination requires the vote of a majority of the outstanding shares of Equity Income. The Combination will not be effected unless the requisite approval is obtained . See "Required Vote" below.

     The Trustees of The Royce Fund have approved the Combination because they believe it would benefit shareholders of Equity Income. In reaching their decision to recommend Equity Income shareholder approval of the Combination, the Trustees took into account a variety of factors discussed below in greater detail, including management's belief that Total Return's investment objective is a more attractive strategy for a long-term investor, since it emphasizes both growth and income, than the reasonable income objective of Equity Income which focuses on yield and only considers the capital appreciation potential of its portfolio securities. See "Determination by the Trustees Regarding the Combination" below.

      THE  BOARD  OF  TRUSTEES OF THE ROYCE FUND,  INCLUDING  THE
INDEPENDENT TRUSTEES, UNANIMOUSLY RECOMMENDS APPROVAL OF THE PLAN
OF REORGANIZATION.



                           FEE TABLE

      The table below sets forth information with respect to Equity Income and Total Return as well as pro forma information for Total Return after giving effect to the Combination. The table was prepared by the Trust's management based on the net asset, fee and expense levels of Equity Income and Total Return as of December 31, 1996.


                                                                                   Pro Forma
                                                                                   Combined
                                        Equity                                     (i.e., Total
                                        Income             Total                   Return following
                                        Fund               Return                  the Transaction)


Shareholder Transaction Expenses
  Sales Load                            None               None                    None
  Deferred Sales Load                   None               None                    None
  Redemption Fee - on purchases held
    for 1 year or more                  None               None                    None
  Early Redemption Fee - on purchases
  held for less than 1 year              1%                 1%                       1%


Annual Expenses
  Management Fees (after waivers)      .92%               .30%                     .83%
  12b-1 Fees (after waivers)            None               None                    None
  Other Expenses                       .45%               .95%                     .42%

    Total Fund Operating Expenses     1.37%              1.25%                    1.25%




      The purpose of the above table is to assist you in understanding the various relative costs and expenses that are borne by shareholders of Equity Income and Total Return. Management fees for Equity Income and Total Return would have been 1.00%, 12b-1 fees for Total Return would have been .25% and total operating expenses would have been 1.44% for Equity Income and 2.23% for Total Return without waivers. Quest Advisory Corp. ("Quest"), the Funds' investment adviser, has voluntarily committed to reduce Total Return's management fees to the extent necessary to maintain total operating expenses at or below 1.25% for the year ending December 31, 1997.

               NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                             THE ROYCE FUND


To the Shareholders of
Royce Equity Income Fund:

      NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of Royce Equity Income Fund, a series of The Royce Fund, will be held at the offices of the Trust, 1414 Avenue of the Americas, New York, New York, on _____________, 19__ at ____ .m. (Eastern Time), for the
following purposes:

           1. To approve a Plan of Reorganization providing for (a) the acquisition of all of the assets and the assumption of all liabilities of Royce Equity Income Fund by Royce Total Return Fund in exchange for Royce Total Return Fund shares, and (b) the liquidation of Royce Equity Income Fund and the pro rata distribution of its Royce Total Return Fund shares to its shareholders.

           2. To transact such other business as may come before the meeting or any adjournment thereof.

      The Board of Trustees has fixed the close of business on __________, 1997 as the record date for the determination of those shareholders entitled to vote at the meeting, and only holders of record at the close of business on that date will be entitled to vote.

      Royce Equity Income Fund's Annual Report to Shareholders and the accompanying Schedules of Investments for the year ended December 31,
1996 was previously mailed to shareholders, and copies of them are available upon request, without charge, by writing to the Trust at 1414 Avenue of the Americas, New York, New York 10019 or calling toll-free at 1-800-221-4268.

                               IMPORTANT

      To save the Trust the expense of additional proxy solicitation, please insert your instructions on the enclosed Proxy, date and sign it and return it in the enclosed envelope (which requires no postage if mailed in the United States), even if you expect to be present at the meeting. The Proxy is solicited on behalf of the Board of Trustees, is revocable and will not affect your right to vote in person in the event that you attend the meeting.

                    By order of the Board of Trustees,


                    John E. Denneen
                    Secretary

____________, 1997


STATEMENT CONCERNING THE SPECIAL MEETING OF
SHAREHOLDERS OF THE ROYCE FUND


      The enclosed Proxy is solicited on behalf of the Trustees of The Royce Fund (the "Trust"), for use at the Special Meeting of Shareholders of Royce Equity Income Fund, a series of the Trust, to be held at the offices of the Trust, 1414 Avenue of the Americas, New York, New York 10019 (10th Floor), at ___m., Eastern Time, on _______, 1997 and at any adjournments thereof.

      The purpose of the meeting is the approval or disapproval of the proposed Combination of Equity Income with and into Total Return.

      The Proxy may be revoked at any time before it is exercised by written instructions to the Trust or by filing a new Proxy with a later date, and any shareholder attending the meeting may vote in person, whether or not he or she has previously filed a Proxy.

      Shares represented by all properly executed proxies received in time for the meeting will be voted. Where a shareholder has specified a choice on the proxy with respect to Proposal 1 in the Notice of Special Meeting, his or her shares will be voted accordingly. If no directions are given, the shareholder's shares will be voted in favor of this Proposal. The cost of soliciting proxies will be borne by Quest
Advisory Corp. ("Quest"), the Trust's principal investment adviser, which will reimburse brokerage firms, custodians, nominees and fiduciaries for their expenses in forwarding proxy material to the beneficial owners of Equity Income's shares. Some officers and employees of the Trust and/or Quest may solicit proxies personally and by telephone, if deemed desirable. Quest may engage the services of a professional solicitor, such as Shareholder Communications Corporation, for help in securing shareholder representation at the meeting.

     On ____, 1997, the record date for the meeting, there were ________ shares of Equity Income outstanding. The shareholders entitled to vote are those of record on that date. Each share is entitled to one vote on each item of business at the meeting. Shareholders vote at the Special Meeting by casting ballots (in person or by proxy) which are tabulated by one or two persons, appointed by the Board of Trustees before the meeting, who serve as Inspectors and Judges of Voting at the meeting and who have executed an Inspectors and Judges Oath. Neither abstentions nor broker non-votes are counted in the tabulation of such votes.

      The following persons were known to the Trust to be beneficial owners or owners of record of 5% or more of Equity Income's outstanding shares of beneficial interest as of the record date.

Name and Address              Amount and Nature         Percentage
of Owner                      of Ownership              of Class

                              ------- shares             ---%

As of such date, all of the Trustees and officers of the Trust as a group owned less 1% of the shares of Equity Income and shares of
Total Return (    % of the outstanding shares).


             APPROVAL OR DISAPPROVAL OF THE COMBINATION OF
                       ROYCE EQUITY INCOME FUND
                 WITH AND INTO ROYCE TOTAL RETURN FUND

INFORMATION ABOUT THE COMBINATION

      The Trustees of the Trust are proposing that the net assets of Equity Income be acquired by and combined with those of Total Return. The proposed Plan of Reorganization (the "Plan"), attached hereto as Exhibit A, provides that Total Return will acquire all of the assets and assume all of the liabilities of Equity Income in exchange for shares of Total Return at the Closing, which is defined in the Plan to be __ .m (Eastern Time) on ______, 1997 or such later date as may be set by the Board of Trustees or President of the Trust. The discussion of the Plan contained herein is qualified in its entirety by the full text of the Plan.

      As a result of the Combination, the shareholders of Equity Income will receive that number of full and fractional shares of Total Return which are equal in value, as of 4:00 p.m. (Eastern Time) on the date of the Closing, to the respective values of their pro rata shares of the net assets of Equity Income transferred to Total Return. Portfolio securities of Equity Income and Total Return will be valued in accordance with the valuation policies of the Trust, which are described under "Net Asset Value Per Share" at page __ of the enclosed Prospectus of Total Return. The Combination is being accounted for as a tax-free business combination.

      The Trustees of the Trust have determined that the interests of existing shareholders of Equity Income will not be diluted as a result of the transaction contemplated by the reorganization.

       The distribution of Total Return shares to Equity Income shareholders will be effected by establishing accounts on the share records of Total Return in the names of Equity Income's shareholders, with each account representing the respective numbers of full and fractional shares of Total Return due such shareholders. New certificates for shares of Total Return will not be issued as part of the Combination. Rather, after the Combination, issued and outstanding share certificates of Equity Income will represent the number of full and fractional shares of Total Return which the holders thereof were entitled to receive under the Plan.

      The Plan may be terminated and the reorganization abandoned at any time, before or after approval by Equity Income's shareholders, prior to the Closing by the Board of Trustees of the Trust.

      All fees and expenses, including legal, accounting, printing, filing and proxy solicitation expenses, portfolio transfer taxes (if any) or other similar expenses incurred in connection with the consummation by Equity Income and Total Return of the transaction contemplated by the Plan will be paid directly by Quest.


COMPARISON OF THE SERIES AND REASONS FOR THE PROPOSED COMBINATIONS

Total Return

      Total Return's investment objective is long-term growth of capital and current income.

      In accordance with its dual objective of seeking both capital appreciation (realized and unrealized) and current income, Total Return normally invests at least 80% of its assets in common stocks. At least 90% of these securities are dividend-paying, and at least 65% of these securities are issued by companies with stock market capitalizations under $1 billion at the time of investment. The remainder of Total Return's assets may be invested in securities with higher stock market capitalizations, non-dividend-paying common stocks and convertible and non-convertible securities. While most of Total Return's securities are income-producing, the composite yield of Total Return will vary and may be either higher or lower than the composite yield of the stocks in the Standard & Poor's 500 Index.

Equity Income

      Equity Income's investment objective is to seek reasonable income by investing primarily in dividend-paying common and preferred stocks and debt securities convertible into common stocks. The potential for capital appreciation is also considered when selecting its portfolio holdings.

      In accordance with its objective of seeking reasonable income, Equity Income normally invests at least 80% of its assets in common stocks, convertible preferred stocks and convertible bonds. At least 90% of these securities are income-producing, and at least 65% of these securities are issued by companies with stock market capitalizations under $1 billion at the time of investment. The remainder of Equity Income's assets may be invested in securities of companies with higher stock market capitalizations, non-dividend-paying common stocks and non-convertible preferred stocks and debt securities. Equity Income seeks a portfolio that produces a composite yield which is higher than the composite yield of the stocks in the Standard & Poor's 500 Index and considers the capital appreciation potential of the securities it selects for the Trust's portfolio.

INVESTMENT RISKS

     Equity Income and Total Return are subject to substantially similar risks, including (a) the risk that common stock prices will decline over short or even extended periods and (b) the risk of investing in small-cap companies that may be more volatile in price than larger capitalization companies.

FUNDAMENTAL INVESTMENT RESTRICTIONS

      Except as set forth below, Equity Income and Total Return have identical fundamental investment restrictions (which may not be changed without shareholder approval).

      Investment Restriction     Equity Income                 Total Return

      Diversification           May not invest more than       With respect to
                                5% of its assets in the        75% of its total
                                securities of any one issuer   assets, may not
                                except U.S. Government         invest more than
                                securities                     5% of its assets
                                                               in the securities
                                                               of any one issuer
                                                               except U.S.
                                                               Goverment
                                                               securities


                     _____________________________


     The preceding description of the investment objectives and policies of Equity Income and Total Return is qualified in its entirety by the information relating to both series contained in their respective Prospectuses and in the Trust's Statement of Additional Information dated _______, 1997. The Prospectus for Total Return is enclosed herewith, and copies of Equity Income's Prospectus and the Trust's
Statement of Additional Information are available upon request by writing to the Trust at 1414 Avenue of the Americas, New York, New York 10019 or by calling toll-free at (800) 221-4268.

      Both Equity Income and Total Return also have identical redemption and purchase features and identical brokerage practices. For 1996, the respective portfolio turnover rates of Equity Income and Total Return were 36% and 111%. As of ___, 1997, the record date, Equity Income had net assets of approximately $_____million, and Total Return had net assets of approximately $______million.

     MANAGEMENT

      Quest, the Funds' investment adviser, manages the portfolios of both Equity Income and Total Return. As compensation for its services, Quest is entitled to receive 1.00% of average net assets from both Equity Income and Total Return. These fees are payable monthly from the assets of the series involved. For 1996, the fees paid to Quest were
 .92% (after waivers) of Equity Income's, and .30% (after waivers) of Total Return's average total net assets for such year.

     DISTRIBUTION AND 12B-1 FEE

     The Trust has adopted a Distribution Plan pursuant to Rule 12b-1 to
provide  for  orderly  growth and stabilization  of  Fund  assets.   The
Distribution Plan provides for payment by Total Return to Quest Distributors, Inc. ("QDI"), the distributor of the Trust's shares, of
 .25% per annum of Total Return's average net assets. Any such fees paid to QDI may be used to pay sales commissions and other fees to those broker-dealers who introduce investors to Total Return and various other promotional, sales-related and shareholder servicing costs and
expenses.   QDI  has waived its fees since Total Return's inception  and has voluntarily committed to waive its fees through 1997.

     DIVIDENDS

      Equity Income distributes substantially all of its net investment income to shareholders on a quarterly basis and net realized capital gains, if any, are distributed to its shareholders annually in December. If the Combination is approved, in order to maintain its tax status as a regulated investment company and avoid the imposition of taxes on undistributed income, Equity Income will make its final distribution of net investment income and capital gains immediately prior to the Combination. The distribution will be taxable to those persons who are shareholders of Equity Income on the record date for such distributions.

      Total Return distributes substantially all of its net investment income and net realized capital gains, if any, to its shareholders annually in December.

     TAX CONSEQUENCES OF THE COMBINATION

      It is anticipated that the transaction contemplated by the Plan will be tax-free for Federal income tax purposes. The consummation of the Combination is conditioned upon the receipt by the Trust of an opinion of counsel to the effect that, for Federal income tax purposes,
(a) no gain or loss will be recognized by (i) Equity Income upon the transfer of all of its assets and liabilities to Total Return in exchange solely for shares of Total Return and the assumption of Equity Income's liabilities by Total Return, or (ii) Total Return upon its receipt of the assets of Equity Income in exchange for shares of Total Return, (b) no gain or loss will be recognized by the shareholders of Equity Income on the distribution to them of such shares of Total Return in exchange for their Equity Income shares, (c) the basis of the shares of Total Return received by a shareholder of Equity Income in place of his Equity Income shares will be the same as the basis of his Equity Income shares surrendered in exchange therefor and (d) a shareholder's holding period for such shares of Total Return will include the period for which he held the Equity Income shares surrendered in exchange therefor, provided that he held such Equity Income shares as a capital asset. Such opinion will rely on certain representations of Equity Income and Total Return that are anticipated to be true as of the date of the proposed Combination, and will reflect counsel's analysis and interpretation of existing statutory and other authority in the absence of any court decision or published regulation or ruling addressing these questions in comparable circumstances. The Internal Revenue Service or a court could interpret the applicable Federal income tax law differently. The Trust has not made any investigation as to the state or local tax consequences of the proposed Combination. Each Equity Income shareholder should consult his own tax adviser with respect to the Federal, state and local tax consequences to him of the Combination.

     CAPITALIZATION

      The capitalizations of Total Return and Equity Income as of December 31, 1996, and the pro forma capitalization of Total Return as of that date, after giving effect to the Combination, are as follows:

                                                       Equity Income
                      Equity        Total              Combined into
                      Income        Return             Total Return

Net assets          $35,996,441    $6,233,537          $42,229,978
Shares outstanding    6,308,587       990,877            6,713,682
Share value             5.71           6.29                 6.29

     DETERMINATIONS BY THE TRUSTEES REGARDING THE COMBINATION

      The Trustees of the Trust unanimously determined that Equity Income's and Total Return's participation in the Combination is in the best interests of each such series, and that the interests of existing shareholders of each such series will not be diluted as a result of its effecting the Combination. At the meeting of the Board of Trustees that considered the proposed Combination, management advised the Board that, after comparing the performances of Equity Income and Total Return for the three years ended December 31, 1996 and the volatility of those returns, it had concluded that the Total Return approach emphasizing both growth and income and using a more concentrated portfolio of high quality companies generating free cash flows should be a more attractive investment strategy for a long-term investor than the "reasonable income" objective of Equity Income, with its primary focus on yield and lack of emphasis on capital appreciation. The Board agreed with management's conclusion, which was based on the following total return and risk information for the three year period ended December 31, 1996:


                                        Three Year
                       One Year         Average Annual     Standard                     Morningstar
Total Return         Total Return       Total Return       Deviation       Beta         Risk Score


Equity Income         16.50%               9.45%             6.83          .43             .62
Total Return          25.50%              18.72%             6.90          .30             .27



      Total returns are historical measures of past performance and are not intended to indicate future performance. They assume the reinvestment of all net investment income dividends and capital gains distributions. Investors evaluating the above measures of risk should understand that the risk profiles of Equity Income and Total Return may change over time, and that such measures are not predictive of future volatility. The Prospectuses of Equity Income and Total Return dated _______, 1997, and the Statement of Additional Information of the Trust dated _______, 1997, contain further information on total return, Standard Deviation, Beta and Morningstar Risk Scores.

     In recommending to shareholders that Equity Income be combined into Total Return, the Trustees also recognized that the Combination would result in a substantially larger fund, which should result in a reduced expense ratio due to the spreading of certain operating expenses over a larger asset base. In particular, the Trustees reviewed the unaudited pro forma combining financial statements, including the pro forma schedule of investments of Total Return as of and for the year ended December 31, 1996. Such pro forma combining financial statements, which are included in the Statement of Additional Information relating to the transaction described in this Prospectus/Proxy Statement, show the separate assets, liabilities and operations of Equity Income and Total Return and the effect of combining them as of and for the year ended December 31, 1996. Based on these financial statements and on other information presented to them, the Trust's management estimated that, for the year ending December 31, 1997, the proposed Combination should reduce the annual expense ratio for Equity Income shareholders from approximately 1.37% to approximately 1.25%, as set forth in the Fee Table on page 4 of this Prospectus/Proxy Statement. There is, however, no assurance that operating expenses will be reduced to the extent set forth in such combining financial statements and Fee Table.

     RECOMMENDATION OF THE TRUSTEES; REQUIRED VOTES

      THE TRUSTEES RECOMMEND THAT EQUITY INCOME SHAREHOLDERS VOTE TO APPROVE THE PROPOSED COMBINATION. Approval of the Combination will require the favorable vote of more than 50% of the outstanding shares of Equity Income.

     Shareholder Communications Corporation ("SCC") has been retained by Quest to assist shareholders with the voting process. Certain shareholders of Equity Income may receive a call from a representative of SCC if the Trust has not yet received their vote. Authorization to permit SCC to execute proxies may be obtained by telephonic or electronically transmitted instructions from shareholders of Equity Income.

      In all cases where a telephonic proxy is solicited, the SCC representative is required to ask the shareholder for such shareholder's full name, address, social security or employer identification number, title (if the person giving the proxy is authorized to act on behalf of an entity such as a corporation) and the number of shares owned and to confirm that the shareholder has received the Prospectus/Proxy Statement in the mail. If the information solicited agrees with the information provided to SCC by the Trust, then the SCC representative has the responsibility to explain the process, read the proposals listed on the card and ask for the shareholder's instructions on each proposal. The SCC representative, although he or she is permitted to answer questions about the process, is not permitted to recommend to the shareholder how to vote, other than to read any recommendations set forth in the Prospectus/Proxy Statement. SCC will record the shareholder's instructions on the card. Within 72 hours, SCC will send the shareholder a letter or mailgram to confirm the shareholder's vote and asking the shareholder to call SCC immediately if the shareholder's instructions are not correctly reflected in the confirmation.

     ADJOURNMENT OF MEETING; OTHER MATTERS

      In the event that sufficient votes in favor of Proposal 1 in the Notice of Special Meeting are not received by the time scheduled for the meeting, the persons named as proxies may propose one or more adjournments of the meeting to permit further solicitation of proxies for such Proposal. Any such adjournment will require the affirmative vote of a majority of the shares present in person or by proxy at the session of the meeting to be adjourned. The persons named as proxies will vote in favor of such adjournment those proxies which they are entitled to vote in favor of Proposal 1. They will vote against any such adjournment those proxies required to be voted against Proposal 1.

     While the meeting has been called to transact any business that may properly come before it, the only matter which the Trustees intend to present is the matter stated in the Notice of Special Meeting. However, if any additional matter properly comes before the meeting and on all matters incidental to the conduct of the meeting, it is the intention of the persons named in the enclosed proxy to vote the proxy in accordance with their judgment on such matters unless instructed to the contrary.

     INFORMATION FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

      The Trust is subject to the informational requirements of the Investment Company Act of 1940, as amended, and, in accordance therewith, files reports and other information with the Securities and Exchange Commission. Such reports and other information can be inspected and copied at the Public Reference Room maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, Washington D.C. 20549.

     EXPERTS

      The audited financial statements and schedules of investments of Royce Equity Income and Total Return Funds are incorporated by reference into the Statement of Additional Information relating to the transaction described in this Prospectus/Proxy Statement and have been so included in reliance upon the reports of Coopers & Lybrand L.L.P., given on the authority of such firm as experts in auditing and accounting.

                                                               Exhibit A
                         PLAN OF REORGANIZATION

      This Plan of Reorganization (the "Plan") pursuant to Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the "Code") is hereby adopted by The Royce Fund, a Delaware business trust (the "Trust"), as of this ____ day of March, 1997, on behalf of its series designated as Royce Equity Income Fund (the "Acquired Series") and Royce Total Return Fund (the "Acquiring Series"), such Series constituting separate corporations for purposes of Code Section 851(h).

      1. At the Closing (as defined below), the Acquired Series shall, in exchange solely for shares of the Acquiring Series and the assumption by the Acquiring Series of the liabilities of the Acquired Series, transfer all of its assets and liabilities to the Acquiring Series; the Trust shall issue, on behalf of the Acquiring Series, and shall distribute to each shareholder of the Acquired Series, in complete liquidation of the Acquired Series, shares of beneficial interest of the Acquiring Series (including any fractional share rounded to the nearest one-thousandth of a share) equal in aggregate value to the aggregate value of the shares of beneficial interest of the Acquired Series (including any fractional share rounded to the nearest one-thousandth of a share) then owned by such shareholder, such values to be determined by the net asset values per share of the Acquired Series and the Acquiring Series at the time of the Closing.

      2. The distribution on behalf of the Acquiring Series to the shareholders of the Acquired Series shall be accomplished by the Trust's establishing an account on the share records of the Acquiring Series in the name of each registered shareholder of the Acquired Series, and crediting that account with a number of shares of the Acquiring Series having a value at the Closing equal to the value of the shares of the Acquired Series (including any fractional share rounded to the nearest one-thousandth of a share) then owned by such shareholder, as determined on that date. Each outstanding certificate representing shares of the Acquired Series will be deemed after the Closing to represent that number of shares of the Acquiring Series equal to the product of (a) the quotient of the net asset value of the Acquired Series divided by the net asset value of the Acquiring Series, each taken at the Closing, and multiplied by (b) the number of shares of the Acquired Series represented by the certificate immediately prior to the Closing.

      3. The Acquired Series shall liquidate, and the foregoing distribution of shares of the Acquiring Series shall be made to the shareholders of the Acquired Series in complete liquidation of the Acquired Series. The Acquired Series shall automatically terminate immediately thereafter, and shall be dissolved.

      4. The distribution to shareholders of the Acquired Series of shares of the Acquiring Series at the Closing under this Plan shall not be subject to any front-end sales load, and the termination of the interest of shareholders of the Acquired Series in such Series at the Closing under this Plan shall not be subject to any contingent deferred sales charge or redemption fee.

      5.    The  completion of the transaction in Section 1  above  (the
"Closing") shall occur on       , 1997 at      .m., Eastern Time, at the
office of the Trust in New York, New York or such other date, time or place as may be determined by the Board of Trustees or the President. At the Closing, the Trust shall receive an opinion of Rosenman & Colin LLP or other special tax counsel to the Trust, to the effect that, for Federal income tax purposes, (a) no gain or loss will be recognized by
(i) the Acquired Series upon the transfer of all of its assets and liabilities to the Acquiring Series in exchange solely for shares of the Acquiring Series and the assumption of its liabilities by the Acquiring Series, or (ii) the Acquiring Series upon its receipt of the assets of the Acquired Series in exchange for shares of the Acquiring Series, (b) no gain or loss will be recognized by the shareholders of the Acquired Series on the distribution to them of such shares of the Acquiring
Series in exchange for their shares of the Acquired Series, (c) the basis of the shares of the Acquiring Series received by a shareholder of the Acquired Series in place of his shares of the Acquired Series will be the same as the basis of his shares of the Acquired Series surrendered in exchange therefor, and (d) a shareholder's holding period for such shares of the Acquiring Series will include the period for which he held the shares of the Acquired Series surrendered in exchange therefor, provided that he held such Acquired Series shares as a capital asset.

     6. This Plan may be amended at any time, and may be terminated at any time before the completion of the transaction described in Section 1, whether or not this Plan has been approved by the shareholders of the Acquired Series, by action of the Trust, provided that no amendment shall have a material adverse effect upon the interests of shareholders of the Acquired Series or the Acquiring Series.

     7. A copy of the Trust's Certificate of Trust is on file with the Secretary of State of the State of Delaware, and notice is hereby given that this Plan is executed on behalf of the Trustees of the Trust as the trustees of the Trust and not individually, and that the obligations under this instrument are not binding upon any of the trustees, officers or shareholders of the Trust individually, but binding only upon the assets and property of the Acquired Series and the Acquiring Series.

      8. At any time after the Closing, the Trust on behalf of the Acquired Series shall execute and deliver such additional instruments of transfer or other written assurances and take such other action as may be necessary in order to vest in the Acquiring Series title to the assets transferred by the Acquired Series under this Plan.

      9. This Plan shall be construed in accordance with applicable Federal laws and the laws of the State of New York, except as to the provisions of Section 7 hereof which shall be construed in accordance with the laws of the State of Delaware.


                                     THE ROYCE FUND


                              By:   /s/ Charles M. Royce
                                    Charles M. Royce, President

Attest:
/s/ John E. Denneen
John E. Denneen, Secretary






                         TABLE OF CONTENTS         Page



     Cover Page
     Summary of the Proposed Transaction
     Notice of Meeting
     Statement Concerning the Special Meeting
     Information about the Combination
     Comparison of the Series and Reasons for
       the Proposed Combination
     Investment Risks
     Fundamental Investment Restrictions
     Management
     Distribution and 12b-1 Fee
     Dividends
     Tax Consequences of the Combination
     Capitalization
     Determination by the Trustees Regarding
       the Combination
     Recommendation of the Trustees; Required
       Votes
     Adjournment of Meeting
      Information  Filed with the  Securities
       and Exchange Commission
     Experts
     Exhibit A: Plan of Reorganization


PROXY          ROYCE EQUITY INCOME FUND           PROXY
                 1414 Avenue of the Americas
                     New York, NY 10019

 This Proxy is Solicited on Behalf of the Board of Trustees

The undersigned hereby appoints Charles M. Royce and John E. Denneen, or either of them, acting in absence of the other, as Proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse, all shares of the Fund held of
record by the undersigned on           , 1997, at the
Special Meeting of Shareholders to be held on           ,
1997, or at any adjournment thereof.

This Proxy, when properly executed, will be voted in the manner directed by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR Proposal 1.

 PLEASE VOTE , DATE AND SIGN ON REVERSE AND RETURN PROMPTLY
                  IN THE ENCLOSED ENVELOPE.

  Please sign exactly as your name(s) appear(s) on reverse.
  When shares are held by joint tenants, both should sign.
  When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, pleas sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.


HAS YOUR ADDRESS CHANGED?          DO YOU HAVE ANY COMMENTS?

-------------------------          -------------------------

-------------------------          -------------------------

-------------------------          -------------------------







X PLEASE MARK VOTES
  AS IN THIS EXAMPLE


ROYCE EQUITY INCOME FUND
                                                            For Against Abstain


                              1. PROPOSAL TO APPROVE A PLAN
                                 OF REORGANIZATION PROVIDING
                                 FOR (A) THE ACQUISITION OF THE
                                 FUND'S ASSETS AND THE ASSUMPTION
                                 OF ITS LIABILITIES BY ROYCE
                                 TOTAL RETURN FUND AND (B) THE
                                 LIQUIDATION OF THE FUND AND THE
                                 PRO RATA DISTRIBUTION OF ROYCE
                                 TOTAL RETURN FUND SHARES TO ITS SHAREHOLDERS.

                              2. THE PROXIES ARE AUTHORIZED TO VOTE
                                 UPON SUCH OTHER MATTERS AS MAY
                                 PROPERLY COME BEFORE THE MEETING.




Please be sure to sign and date this Proxy.    Date:    Mark box at right if
                                                        an address change or
                                                        comment has been
                                                        noted on the reverse
                                                        side of this card.  / /



Shareholder sign here      Co-owner sign here      RECORD DATE SHARES:



                         THE ROYCE FUND

              Statement of Additional Information
                        _________, 1997

      This Statement of Additional Information contains material which may be of interest to investors in connection with the proposed transfer of assets of Royce Equity Income Fund to Royce Total Return Fund in exchange for shares of Royce Total Return Fund. This Statement is not a Prospectus and is authorized for distribution only when it accompanies or follows delivery of the Prospectus/Proxy Statement of the Trust dated __________, 1997. This Statement consists of this cover page and the following described documents. Copies of the Prospectus/Proxy Statement and of the 1996 Annual Reports to Shareholders and Schedules of Investments of Royce Total Return and Equity Income Funds referred to in I and II below, can be obtained by writing to the Trust at 1414 Avenue of the Americas, New York, New York 10019 or by calling toll-free at (800) 221-4268.

                       Table of Contents

I.   Financial   Statements   and   accompanying   Schedules   of
     Investments of Royce Total Return Fund as of and for the year ended December 31, 1996, with Report of Independent
     Accountants.

II.  Financial   Statements   and   accompanying   Schedules   of
     Investments of Royce Equity Income Fund as of and for the year ended December 31, 1996, with Report of Independent
     Accountants.

III. Pro  Forma  Combining Financial Statements and  Schedule  of
     Investments of Royce Total Return Fund as of and for the year ended December 31, 1996 (unaudited).


I. The financial statements and schedules of investments of Royce Total Return Fund as of and for the year ended December 31, 1996, with Report of Independent Accountants, are included in Royce Total Return Fund's 1996 Annual Report to Shareholders. Such Annual Report has been filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the Investment Company Act of 1940, as amended, and such financial statements and schedules of investments are incorporated herein by reference.

II. The financial statements and schedules of investments of Royce Equity Income Fund as of and for the year ended December 31, 1996, with Report of Independent Accountants, are included in Royce Equity Income Fund's 1996 Annual Report to Shareholders. Such Annual Report has been filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the Investment Company Act of 1940, as amended, and such financial statements and schedules of investments are incorporated herein by reference.

III.   Pro  Forma Combining Financial Statements and Schedule  of
Investments of Royce Total Return Fund as of and for the year ended December 31, 1996 (unaudited).


Royce Total Return Fund
Pro Forma Combining Financial Statements


The Pro Forma Combining Financial Statements, including the Pro-forma Schedule of Investments, should be read in conjunction with the separate financial statements of Royce Total Return Fund and Royce Equity Income Fund, which are incorporated by reference in this Statement of Additional Information.


Pro Forma Combining Statement of Net Assets
December 31, 1996
(unaudited)


                                                          Royce               Royce                                  Pro Forma
                                                       Total Return       Equity Income         Pro Forma            Combined
                                                           Fund                Fund             Adjustments           Fund


Investments at value (Cost $6,049,797                   $6,474,550         $35,767,730                               $42,242,280
   and $32,081,032, respectively)

Cash and Other Assets
  less Liabilities                                        (241,013)            228,711             $49,310                37,008
                                                         ----------         ----------         -----------            ----------

Net Assets                                              $6,233,537         $35,996,441             $49,310           $42,279,288
                                                         ---------          ----------         -----------            ----------
                                                         ---------          ----------         -----------            ----------

Analysis of Net Assets:

Capital Shares at par                                         $991              $6,309                                    $7,300
Additional paid-in capital                               5,751,416          32,512,675                                38,264,091
Undistributed net investment income                             -                 14,671             $49,310                63,981
Accumulated net realized gain on investments                56,377            (223,912)                                 (167,535)
Net unrealized appreciation on investments                 424,753           3,686,698                                 4,111,451
                                                         ---------          ----------         -----------            -----------

Net Assets                                              $6,233,537         $35,996,441             $49,310           $42,279,288
                                                         ---------          ----------         -----------            ----------
                                                         ---------          ----------         -----------            ----------



Pro Forma Combining Statement of Operations
For the year ended December 31, 1996
(unaudited)

                                                          Royce               Royce                                  Pro Forma
                                                        Total Return       Equity Income        Pro Forma            Combined
                                                           Fund                Fund             Adjustments          Fund

Investment Income:
   Dividends                                              $110,789          $1,039,088                                $1,149,877
   Interest                                                 39,563             646,349                                   685,912
                                                           -------           ---------                                 ---------


     Total Income                                          150,352           1,685,437                                 1,835,789


Expenses:
   Investment advisory fee                                  40,947             386,487                                   427,434
   Other fees and expenses                                  48,330             179,181            ($36,000)(a)           191,511
                                                            ------             -------            ---------              -------
      Total Expenses                                        89,277             565,668             (36,000)              618,945
      Fees waived by investment adviser and distributor    (38,994)            (25,696)            (13,310)(b)           (78,000)
                                                           --------            --------            --------              --------
     Net Expenses                                           50,283             539,972             (49,310)              540,945
                                                           --------            --------            --------              --------
     Net Investment Income                                 100,069           1,145,465              49,310             1,294,844


Realized and Unrealized Gain on Investments:
     Net realized gain on investments                      651,408           3,859,793                                 4,511,201
     Net change in unrealized appreciation on investments  183,687             584,279                                   767,966
                                                           -------           ---------                                 ---------

     Net realized and unrealized gain on investments       835,095           4,444,072                                 5,279,167

    Net Increase in Net Assets from Investment Operations $935,164          $5,589,537             $49,310            $6,574,011
                                                           -------           ---------              ------             ---------
                                                           -------           ---------              ------             ---------


See accompanying Notes to Pro Forma Combining Financial Statements.



ROYCE TOTAL RETURN FUND
NOTES TO PRO FORMA COMBINING FINANCIAL STATEMENTS
DECEMBER 31, 1996
(unaudited)
------------------------------------------------------------

1.   Basis of Combination

     The Pro Forma Combined Financial Statements reflect the accounts of Royce Total Return Fund and Royce Equity Income Fund at December 31, 1996 and for the year then ended. Such pro-forma financial statements give effect to the proposed transfer of all assets to and the assumption of all liabilities of Royce Equity Income Fund by Royce Total Return Fund in exchange for shares of Royce Total Return Fund.

     The Pro Forma Adjustments to the Pro Forma Combining
Financial Statements are comprised of the following:

     (a) Elimination and reduction of certain other expenses which are duplicative as a result of combining
Royce Total Return Fund and Royce Equity Income Fund.

     (b) Additional waiver of fees by the investment adviser to maintain total operating expenses at 1.25% for Royce Total Return Fund after the combination.



ROYCE TOTAL RETURN FUND
PRO FORMA COMBINED SCHEDULE OF INVESTMENTS
December 31, 1996
(unaudited)


  Royce           Royce
  Equity          Total                                                                    Royce          Royce
  Income          Return                                                                   Equity         Total
   Fund           Fund           Combined                                                  Income         Return
Shares/Princ.   Shares/Princ.    Shares/Princ.                                             Fund           Fund           Combined
  Amount         Amount          Amount         Security Name                              Value          Value          Value

COMMON STOCKS
INDUSTRIAL PRODUCTS

      0.00         4,000.00        4,000.00     American Filtrona Corporation                 $0         $169,500        $169,500
      0.00        12,000.00       12,000.00     Blessings Corporation                          0          111,750         111,750
  1,162.00             0.00        1,162.00     Central Steel & Wire Company             668,150                0         668,150
  6,800.00             0.00        6,800.00     Curtiss-Wright Corporation               342,550                0         342,550
 60,000.00             0.00       60,000.00     Delta Woodside Industries, Inc.*         382,500                0         382,500
 10,000.00         4,000.00       14,000.00     Fab Industries, Inc.                     275,000          110,000         385,000
 34,400.00             0.00       34,400.00     P. H. Glatfelter Company                 619,200                0         619,200
 26,500.00         2,000.00       28,500.00     International Aluminum Corporation       675,750           51,000         726,750
  9,100.00             0.00        9,100.00     Kimball International, Inc. (Class B)    376,513                0         376,513
 36,100.00             0.00       36,100.00     Lawter International, Inc.               455,762                0         455,762
 43,400.00         5,800.00       49,200.00     Lilly Industries, Inc. (Class A)         792,050          105,850         897,900
 30,000.00             0.00       30,000.00     Minuteman International, Inc.            270,000                0         270,000
 15,000.00         2,500.00       17,500.00     Paul Mueller Company                     562,500           93,750         656,250
 25,000.00         5,000.00       30,000.00     Oregon Steel Mills, Inc.                 418,750           83,750         502,500
 24,900.00             0.00       24,900.00     Oshkosh Truck Corporation (Class B)      264,562                0         264,562
 37,400.00         8,300.00       45,700.00     The Standard Register Company          1,215,500          269,750       1,485,250
  7,100.00         1,000.00        8,100.00     Woodward Governor Company                937,200          132,000       1,069,200
                                                                                       ---------          -------       ---------
                                                                                       8,255,987        1,127,350       9,383,337
INDUSTRIAL SERVICES                                                                    ---------        ---------       ---------

 35,300.00        10,000.00       45,300.00     Arnold Industries, Inc.                  560,388          158,750         719,138
 20,200.00         2,600.00       22,800.00     Bowne & Co., Inc.                        497,425           64,025         561,450
 23,400.00        10,000.00       33,400.00     DIMON Incorporated                       541,125          231,250         772,375
 28,000.00             0.00       28,000.00     Ecology and Environment, Inc. (Class A)  218,750                0         218,750
 61,900.00        15,000.00       76,900.00     Ennis Business Forms, Inc.               696,375          168,750         865,125
 12,800.00             0.00       12,800.00     Lufkin Industries, Inc.                  320,000                0         320,000
 55,700.00        15,000.00       70,700.00     New England Business Service, Inc.     1,197,550          322,500       1,520,050
 20,700.00             0.00       20,700.00     REFAC Technology Development Corporation 121,613                0         121,613
                                                                                       ---------          -------       ---------
                                                                                       4,153,226          945,275       5,098,501
                                                                                       ---------          -------       ---------


CONSUMER PRODUCTS
 20,000.00         2,000.00       22,000.00     Bassett Furniture Industries,
                                                  Incorporated                           490,000           49,000         539,000
  8,300.00             0.00        8,300.00     Burnham Corporation (Class A)            244,850                0         244,850
 42,800.00        10,000.00       52,800.00     A.T. Cross Company (Class A)             497,550          116,250         613,800
 52,000.00             0.00       52,000.00     Flexsteel Industries, Inc.               676,000                0         676,000
 48,500.00         7,000.00       55,500.00     Garan Incorporated                       939,687          135,625       1,075,312
 33,300.00         5,000.00       38,300.00     Juno Lighting, Inc.                      532,800           80,000         612,800
 16,900.00             0.00       16,900.00     La-Z-Boy Chair Company                   498,550                0         498,550
 13,300.00             0.00       13,300.00     National Presto Industries, Inc.         497,088                0         497,088
 18,700.00         3,000.00       21,700.00     Skyline Corporation                      462,825           74,250         537,075
 35,000.00         8,000.00       43,000.00     Sturm, Ruger & Company, Inc.             678,125          155,000         833,125
      0.00         2,000.00        2,000.00     Weyco Group, Inc.                              0           80,500          80,500
                                                                                       ---------          -------       ---------
                                                                                       5,517,475          690,625       6,208,100
                                                                                       ---------          -------       ---------
FINANCIAL INTERMEDIARIES
 20,700.00             0.00       20,700.00     Argonaut Group, Inc.                     636,525                0         636,525
 39,600.00         8,000.00       47,600.00     The Commerce Group, Inc.                 999,900          202,000       1,201,900
      0.00         5,000.00        5,000.00     PXRE Corporation                               0          123,750         123,750
      0.00        12,000.00       12,000.00     Pennsylvania Manufacturers Corporation
                                                  (Non-Vtg)                                    0          189,000         189,000
      0.00         2,000.00        2,000.00     Trenwick Group Inc.                            0           93,500          93,500
 37,400.00         6,500.00       43,900.00     Zenith National Insurance Corp.        1,023,825          177,937       1,201,762
                                                                                       ---------          -------       ---------
                                                                                       2,660,250          786,187       3,446,437
                                                                                       ---------          -------       ---------

FINANCIAL SERVICES
 16,100.00        10,000.00       26,100.00     E.W. Blanch Holdings, Inc.               324,012          201,250         525,262
 28,200.00             0.00       28,200.00     Crawford & Company (Class A)             609,825                0         609,825
 24,000.00         6,000.00       30,000.00     Arthur J. Gallagher & Co.                744,000          186,000         930,000
  5,000.00             0.00        5,000.00     The John Nuveen Company                  132,500                0         132,500
 71,800.00        22,700.00       94,500.00     Phoenix Duff & Phelps Corporation        511,575          161,738         673,313
 10,000.00             0.00       10,000.00     The Pioneer Group, Inc.                  237,500                0         237,500
 74,100.00        20,000.00       94,100.00     Willis Corroon Group plc                 852,150          230,000       1,082,150
                                                                                       ---------          -------       ---------
                                                                                       3,411,562          778,988       4,190,550
                                                                                       ---------          -------       ---------

NATURAL RESOURCES
 30,400.00         5,000.00       35,400.00     CalMat Co.                               570,000           93,750         663,750
 20,400.00           500.00       20,900.00     Florida Rock Industries, Inc.            668,100           16,375         684,475
 26,600.00             0.00       26,600.00     The Newhall Land and Farming Company     448,875                0         448,875
                                                                                       ---------           ------       ---------
                                                                                       1,686,975          110,125       1,797,100
                                                                                       ---------          -------       ---------

TECHNOLOGY
      0.00         8,000.00        8,000.00     BGS Systems, Inc.                              0          219,000         219,000
 11,500.00             0.00       11,500.00     Helix Technology Corporation             333,500                0         333,500
 13,400.00             0.00       13,400.00     Landauer Inc                             328,300                0         328,300
 60,900.00         8,500.00       69,400.00     Scitex Corporation Limited               578,550           80,750         659,300
      0.00         5,000.00        5,000.00     Woodhead Industries, Inc.                      0           68,750          68,750
                                                                                       ---------          -------       ---------
                                                                                       1,240,350          368,500       1,608,850
                                                                                       ---------          -------       ---------

RETAIL
 16,700.00             0.00       16,700.00     Blair Corporation                        321,475                0         321,475
 40,600.00             0.00       40,600.00     Family Dollar Stores, Inc.               827,225                0         827,225
 35,800.00        10,000.00       45,800.00     Stanhome Inc.                            948,700          265,000       1,213,700
                                                                                       ---------          -------       ---------
                                                                                       2,097,400          265,000       2,362,400
                                                                                       ---------          -------       ----------

BONDS
364,000,00       150,000.00      514,000.00    AnnTaylor Stores Corporation
                                                (8.75% Sub. Db. 6/15/00)                 355,810          146,625         502,435
611,000.00             0.00      611,000.00    J. Baker, Inc. (7.00% Due 6/01/02)        497,965                0         497,965
500,000.00             0.00      500,000.00    Charming Shoppes, Inc. Cv. Db. 7.50%
                                                Due 7/15/06                              492,500                0         492,500
290,000.00             0.00      290,000.00    Continental Pacific Bank (Con. Var.
                                                Rt. Db 4/30/03)                          304,500                0         304,500
601,000.00             0.00      601,000.00    Dixie Yarns, Inc. (7% Cv. Sb. Db. 5/15/12)477,795                0         477,795
281,000.00             0.00      281,000.00    Fieldcrest Cannon, Inc. (6% Cv. Sb.
                                                Db. 3/15/12)                             213,560                0         213,560
400,000.00             0.00      400,000.00    Figgie International Inc. (9.875%
                                                Sr. Nt. 10/1/99)                         416,000                0         416,000
      0.00       100,000.00      100,000.00    International Semi-Tech Corp. Sr Secs
                                                Dsc Nt. 0%/11.5%                               0           65,000          65,000
340,000.00             0.00      340,000.00    RLI Corp. (6% Cv. Sb. Db. 7/15/03)        441,150                0         441,150
855,000.00             0.00      855,000.00    Richardson Electronics, Ltd. (7 1/4%
                                                Cv. Sb. Db. 12/15/06)                    726,750                0         726,750
620,000.00             0.00      620,000.00    Shoney's, Inc. (0% Sb. Cv. Db. 4/11/04)   254,975                0         254,975
400,000.00       100,000.00      500,000.00    Standard Commercial Corp. (7.25%
                                                Cv Sb Db 3/31/07)                        363,500           90,875         454,375
                                                                                       ---------          -------       ---------
                                                                                       4,544,505          302,500       4,847,005
                                                                                       ---------          -------       ---------

REPURCHASE AGREEMENT
                                               State Street Bank & Trust Company,
                                               4.90% due 1/02/97, maturity value
                                               $1,100,299 (collateralized by U.S.
                                               Treasury Notes 7.25% due 8/15/04 and
                                               U.S. Treasury Bonds 10.625% due
                                               8/15/15 valued at $1,122,757 and
                                               $2,245,688, respectively)               2,200,000        1,100,000       3,300,000
                                                                                       ---------        ---------       ---------


TOTAL INVESTMENTS                                                                    $35,767,730       $6,474,550      $42,242,280
                                                                                      ----------        ---------       ----------
                                                                                      ----------        ---------       ----------

*  Non-income producing.



                  PART C -- OTHER INFORMATION


Item 15.  Indemnification

      (a) Article XI of the Declaration of Trust of the Registrant provides as follows:

                          "ARTICLE XI
          LIMITATION OF LIABILITY AND INDEMNIFICATION

LIMITATION OF LIABILITY

                Section  l.   Provided they  have  exercised
     reasonable care and have acted under the belief that their actions are in the best interest of the Trust, the Trustees shall not be responsible for or liable in any event for neglect or wrongdoing of any other Trustee or any officer, employee, agent or Investment Adviser, Principal Underwriter, transfer agent, custodian or other independent contractor of the Trust, but nothing contained herein shall protect any Trustee against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence in the performance of his duties or reckless disregard of the obligations and duties involved in the conduct of his office.

                 Every note, bond, contract, instrument, certificate or undertaking and every other act or thing whatsoever executed or done by or on behalf of the Trust or the Trustees or any of them in connection with the Trust shall be conclusively deemed to have been executed or done only in or with respect to their or his capacity as Trustees or Trustee, and such Trustees or Trustee shall not be personally liable thereon.


     INDEMNIFICATION

               Section 2.

                 (a)    Subject   to  the   exceptions   and
     limitations contained in Section 2(b) below:

                     (i)   Every person who is, or has been,
     a Trustee or officer of the Trust (including persons who serve at the Trust's request as directors, officers or trustees of another entity in which the Trust has any interest as a shareholder, creditor or otherwise) (hereinafter referred to as a "Covered Person") shall be indemnified by the appropriate Fund to the fullest extent not prohibited by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Trustee or officer and against amounts paid or incurred by him in the settlement thereof; and


                       (ii)       The  words  "claim",  "action",
"suit" or "proceeding" shall apply to all claims, actions, suits or proceedings (civil, criminal, administrative, investigatory or other, including appeals), actual or threatened, while in office or thereafter, and the words "liability" and "expenses" shall include, without limitation, attorneys' fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

                (b)    No  indemnification shall be provided
     hereunder to a Covered Person:

                     (i)    Who  shall, in  respect  of  the
     matter or matters involved, have been adjudicated by a court or body before which the proceeding was brought (A) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence in the performance of his duties or reckless disregard of the obligations and duties involved in the conduct of his office or (B) not to have acted in the belief that his action was in the best interest of the Trust; or

                     (ii)   In  the  event of a  settlement,
     unless there has been a determination that such Trustee or officer did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office,

                          (A)    By the court or other  body
     approving the settlement;

                           (B)    By  a  majority  of  those
     Trustees who are neither Interested Persons of the Trust nor are parties to the matter, based upon a review of readily available facts (as opposed to a full trial-type inquiry); or

                           (C)     By  written  opinion   of
     independent  legal  counsel, based  upon  a  review  of
     readily   available  facts  (as  opposed  to   a   full
     trial-type inquiry).

                (c)    The rights of indemnification  herein
     provided may be insured against by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such Trustee or officer and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel, other than Trustees and officers, and other persons may be entitled by contract or otherwise under law.

                (d) Expenses in connection with the preparation and presentation of a defense to any claim, action, suit or proceeding of the type described in subsection (a) of this
Section 2 may be paid by the applicable Fund from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him to the applicable Fund if and when it is ultimately determined that he is not entitled to indemnification under this Section 2; provided, however, that either (i) such Covered Person shall have provided appropriate security for such undertaking, (ii) the Trust is insured against losses arising out of any such advance payments or (iii) either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a trial-type inquiry or full investigation), that there is reason to believe that such Covered Person will be found entitled to indemnification under this
Section 2."

                (b)(1)     Paragraph 8 of the Investment Advisory
Agreements by and between the Registrant and Quest Advisory Corp.
provides as follows:

                "8.  Protection of the Adviser.  The Adviser
     shall  not  be liable to the Trust or to any  portfolio
     series  thereof for any action taken or omitted  to  be
     taken by the Adviser in connection with the performance
     of   any  of  its  duties  or  obligations  under  this
     Agreement or otherwise as an investment adviser of  the
     Trust  or  such series, and the Trust or each portfolio
     series  thereof  involved, as the case  may  be,  shall
     indemnify  the  Adviser and hold it harmless  from  and
     against  all  damages, liabilities, costs and  expenses
     (including  reasonable  attorneys'  fees  and   amounts
     reasonably paid in settlement) incurred by the  Adviser
     in or by reason of any pending, threatened or completed
     action,   suit,   investigation  or  other   proceeding
     (including an action or suit by or in the right of the Trust or any portfolio series thereof or its security holders) arising out of or otherwise based upon any action actually or allegedly taken or omitted to be taken by the Adviser in connection with the performance of any of its duties or obligations under this Agreement or otherwise as an investment adviser of the Trust or such series. Notwithstanding the preceding sentence of this Paragraph 8 to the contrary, nothing contained herein shall protect or be deemed to protect the Adviser against or entitle or be deemed to entitle the Adviser to indemnification in respect of, any liability to the Trust or to any portfolio series thereof or its security holders to which the Adviser would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its duties and obligations under this Agreement.

           Determinations of whether and the extent to which the Adviser is entitled to indemnification hereunder shall be made by reasonable and fair means, including (a) a final decision on the merits by a court or other body before whom the action, suit or other proceeding was brought that the Adviser was not liable by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of its duties or (b) in the absence of such a decision, a reasonable determination, based upon a review of the facts, that the Adviser was not liable by reason of such misconduct by (i) the vote of a majority of a quorum of the Trustees of the Trust who are neither "interested persons" of the Trust (as defined in Section 2(a)(19) of the Investment Company Act of 1940) nor parties to the action, suit or other proceeding or (ii) an independent legal counsel in a written opinion."


           (c)   Paragraph  9 of the Distribution Agreement  made
October  31,  1985  by  and  between  the  Registrant  and  Quest
Distributors, Inc. provides as follows:

                "9.   Protection  of the  Distributor.   The
     Distributor shall not be liable to the Trust or to  any
     series  thereof for any action taken or omitted  to  be
     taken  by  the  Distributor  in  connection  with   the
     performance of any of its duties or obligations under this Agreement or otherwise as an underwriter of the Shares, and the Trust or each portfolio series thereof involved, as the case may be, shall indemnify the Distributor and hold it harmless from and against all damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) incurred by the Distributor in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Trust or any series thereof or its security holders) arising out of or otherwise based upon any action actually or allegedly taken or omitted to be taken by the Distributor in connection with the performance of any of its duties or obligations under this Agreement or otherwise as an underwriter of the Shares. Notwithstanding the preceding sentences of this Paragraph 9 to the contrary, nothing contained herein shall protect or be deemed to protect the Distributor against, or entitle or be deemed to entitle the Distributor to indemnification in respect of, any liability to the Trust or to any portfolio series thereof or its security holders to which the Distributor would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its duties and obligations under this Agreement.

           Determinations of whether and to the extent to which the Distributor is entitled to indemnification hereunder shall be made by reasonable and fair means, including (a) a final decision on the merits by a court or other body before whom the action, suit or other proceeding was brought that the Distributor was not liable by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of its duties or (b) in the absence of such a decision, a reasonable determination, based upon a review of the facts, that the Distributor was not liable by reason of such misconduct by
     (a) the vote of a majority of a quorum of the Trustees of the Trust who are neither "interested persons" of the Trust (as defined in Section 2(a)(19) of the 1940 Act) nor parties to the action, suit or other proceeding or (b) an independent legal counsel in a written opinion."

     Item 16.  Exhibits:

                The  Exhibits required by Item 16(1) through (4),
          (5),  (7),  (8), (13), (16) and  (17),  to  the  extent
          applicable to the Registrant, have been filed with Registrant's initial Registration Statement (No. 2-80348) and Post-Effective Amendment Nos. 4, 5, 6, 8, 9, 11, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 26, 27,
          28, 29, 30, 31, 32, 33, 34 and 35 thereto

          (4)  Form of Plan of Reorganization.

          (12) Opinion and Consent of Counsel as to tax matters and consequences to shareholders.*

          (14)  Consent of Coopers & Lybrand L.L.P.  relating  to
          Equity Income and Royce Total Return Funds.

          (17) Financial Data Schedule.

____________
*    To be filed by amendment.

Item 17.  Undertakings

          (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.



                                SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 18th day of March, 1997.



                                        THE ROYCE FUND


                                   By:  S/CHARLES M. ROYCE
                                        Charles M. Royce, President

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE                   TITLE                      DATE

S/CHARLES M. ROYCE          President, Treasurer and   3/18/97
Charles M. Royce            Trustee
                            (Principal Executive,
                            Accounting
                            and Financial Officer)

S/HUBERT L. CAFRITZ
Hubert L. Cafritz           Trustee                    3/18/97

S/THOMAS R. EBRIGHT
Thomas R. Ebright           Trustee                    3/18/97

S/RICHARD M GALKIN
Richard M. Galkin           Trustee                    3/18/97

S/STEPHEN L. ISAACS
Stephen L. Isaacs           Trustee                    3/18/97

S/WILLIAM L. KOKE
William L. Koke             Trustee                    3/18/97

S/DAVID L. MEISTER
David L. Meister            Trustee                    3/18/97

                                  NOTICE

     A copy of the Trust Instrument of The Royce Fund is available for inspection at the office of the Registrant, and notice is hereby given that this instrument is executed on behalf of the Registrant by an officer of the Registrant as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees or shareholders individually but are binding only upon the assets and property of the Registrant